AEI HOLDING COMPANY, INC.


                         February 5, 1999



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Application For Withdrawal of Registration Statement on
          Form S-4 Filed For AEI Holding Company, Inc.
          (Commission File No.333-45111)

Dear Sir or Madam:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), AEI Holding Company, Inc. ("AEI") hereby requests to withdraw its Registration Statement on Form S-4 that was filed with the Securities and Exchange Commission on January 29, 1998 (Commission File No. 333-45111) (the "Registration Statement"). The Registration Statement was never declared effective.

     Under the Registration Statement, AEI proposed to issue $200,000,000 of its 10% Series B Senior Notes due 2007 which had been registered under the Securities Act (the "New Notes"), in exchange for $200,000,000 of its outstanding unregistered 10% Series A Senior Notes due 2007 (the "Old Notes"). The New Notes were otherwise identical to the Old Notes. AEI is requesting this withdrawal because AEI retired the outstanding principal balance of the Old Notes effective December 14, 1998, thus eliminating the need to register the New Notes. None of the New Notes were offered or sold.

     Please contact Alan K. MacDonald at Brown, Todd & Heyburn
PLLC at (502) 589-5400 with any questions or comments regarding this application. Thank you for your attention to this matter.



                                    Sincerely,

                                    AEI HOLDING COMPANY, INC.
                                    ACECO, INC.
                                    ADDINGTON MINING, INC.
                                    HIGHLAND COAL, INC.
                                    IKERD BANDY CO., INC.
                                    LESLIE RESOURCES, INC.
                                    LESLIE RESOURCES MANAGEMENT, INC.
                                    MINING TECHNOLOGIES, INC.
                                    MOUNTAIN CLAY, INC.
                                    PROLAND, INC.
                                    RIVER COAL CO., INC.
                                    TENNESSEE MINING, INC.


                                    By:/s/Vic Grubb
                                       Vic Grubb, Attorney-In-Fact*

                                    By:/s/John Lynch
                                       John Lynch, Attorney-In-Fact*



*Attorney-in-fact for the above listed registrants pursuant to powers of attorney included in the signature page of the Registration Statement as filed.